Filed Pursuant to Rule 433
Registration No. 333-146100-01
August 18, 2009
SIERRA PACIFIC POWER COMPANY
D/B/A NV ENERGY
$150,000,000
6% General and Refunding Mortgage Notes,
Series M, due 2016

Issuer:	Sierra Pacific Power Company, d/b/a NV Energy
Issue:	6% General and Refunding Mortgage Notes, Series M, due 2016
Ratings:*	Baa3/BBB/BBB- (Moody’s/S&P/Fitch)
Offering Size:	$150,000,000
Coupon:	6%
Trade Date:	August 18, 2009
Settlement Date:	August 21, 2009 (T+3)
Stated Maturity:	May 15, 2016
Initial Public Offering Price:	106.171%, plus accrued interest from May 15, 2009
Yield to Maturity:	4.911%
Benchmark Treasury:	3.250% due July 31, 2016
Benchmark Treasury Yield:	3.111%
Spread to Benchmark Treasury:	+180 bps
Optional Redemption:	Make-whole call, 30 bps spread over U.S. Treasuries
Interest Payment Dates:	May 15 and November 15 of each year
Use of Proceeds	The issuer estimates that the net proceeds from the offering, after deducting the underwriters’ discount and the issuer’s estimated expenses, will be approximately $157.8 million. The issuer intends to use these net proceeds to repay amounts outstanding under its Revolving Credit Facility.
CUSIP Number:	826418 BD6
Bookrunners:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC

*	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.
     The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which the communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864.